

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Milton Werner
Chief Executive Officer
Inhibikase Therapeutics, Inc.
3350 Riverwood Parkway SE, Suite 1900
Atlanta, GA 30339

      Re: Inhibikase Therapeutics, Inc.
          Registration Statement on Form S-1
          Filed June 18, 2024
          File No. 333-280317

Dear Milton Werner:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Lauren Hamill at 303-844-1008 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Todd Kornfeld